Presidential Realty Corporation

9 East 40th Street, Suite 900

New York, NY 10016

August 6, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Daniel L. Gordon, Branch Chief

Re:	Presidential Realty Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed April 17, 2012

SEC File No. 001-08594

Dear Mr. Gordon:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 18, 2012 (the “Comment Letter”) to Alexander Ludwig, the President and Chief Operating Officer of Presidential Realty Corporation (“we”, “our”, “Presidential” or the “Company”). The Staff issued the Comment Letter in connection with our filing on April 17, 2012 of the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Form 10-Q for the quarterly period ended March 31, 2012

8. Commitments, Contingencies and Related parties, page 14

1.	Please tell us whether it is possible that you could incur liabilities beyond your investments in IATG Puerto Rico, LLC or the Hato Rey Partnership as a result of the pending actions in Puerto Rico. To the extent this is possible, please include disclosure in your next Form 10-Q of the amount or range of reasonably possible loss, as that term is defined in ASC 450, and provide us with your proposed disclosure.

If you determine that it is possible that you could incur losses beyond your investments in these entities, but conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide the following:

•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

•	The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Response:    Please note that the Company proposes to revise its disclosure in Note 8. Commitments, Contingencies and Related Parties with respect to the two litigations to read as follows:

3) On December 22, 2011 an action entitled Centro De Recaudacion de Ingresos Municipals against IATG Puerto Rico, LLC was filed in Estado Libre Asociado de Puerto Rico, Tribunal de Primera Instancia, Sala Superior de Hunacao in respect of approximately $7.7 million of unpaid interest, taxes and penalties owed by IATG Puerto Rico, LLC, the owner of Las Piedras Industrial Park in Las Piedras, Puerto Rico. We believe the value of the property is less than the amount of taxes owed. We own a 50% interest in the defendant. The Company has evaluated its potential exposure and has concluded that the Company is not responsible for any of the debts or liabilities of IATG Puerto Rico and that the Company’s only exposure is the complete loss of its investment. At December 31, 2011 the Company wrote off its investment in the property.

4) On April 4, 2012, a mortgage foreclosure action was filed in the Court of First Instance, San Juan Superior Part, in the Commonwealth of Puerto Rico to foreclose on the Company’s Hato Rey property. The action is entitled U.S. Bank National Association, as trustee, as successor-in-interest to Bank of America, National Association, as trustee for the Registered Holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates, Series 1998-C1, acting by and through Berkadia Commercial Mortgage LLC in its capacity as special servicer pursuant to the pooling and servicing agreement dated October 11, 1998 against PDL, Inc. & Associates, Limited Co-partnership; PDL, Inc., Presidential Realty Corporation; Lester Cohen and F.D. Rich Company of Puerto Rico, Inc.  The complaint seeks a judgment against the Hato Rey Partnership in the amount of not less $19,512,591, consisting of approximately i) $14,484,138 in principal, ii) $1,119,406 in accrued interest, iii) $685,985 in default interest, iv) $48,371 in late charges, v) $1,424,691 in deferred interest and vi) $1,750,000 in liquidated damages as well as additional interest and default charges which continue to accrue under the mortgage loan on the Hato Rey property and foreclosure of the mortgage notes in order to sell the Hato Rey property and apply the proceeds of sale against the indebtedness. The Company’s wholly owned subsidiary, PDL, Inc., is the general partner of the partnership and the Company’s wholly owned subsidiary, Presidential Matmor Corporation, is a limited partner of the partnership.

The complaint also seeks judgments against PDL, Inc., the Company, Lester Cohen and F.D. Rich Company of Puerto Rico, Inc., with liability among them to be allocated 1%, 45%, 9% and 45%, respectively, under the terms of certain guarantees issued by them in connection with the mortgage loans, for alleged physical waste to the Property, the costs of certain repairs to the property of not less than $1,100,000 and the reasonable legal costs and expenses in connection with the enforcement of the loan documents.

The guarantees provide that the guarantors will pay the lender any loss, damage, cost, expense, liability, claim or other obligation incurred by the lender arising out of fraud, intentional material misrepresentation, willful misconduct, physical waste committed on the subject property, failure to pay any valid taxes and assessments to the extent rents from the property are sufficient to pay such taxes, mechanics liens, materialmen’s liens or other liens which could create liens superior to the mortgage lien, reasonable legal costs and expenses incurred by lender in connection with litigation or other legal proceedings to enforce the loan, the breach of any material representation, covenant and warranty under the related environmental and hazardous substance indemnification agreement; misapplication or conversion of any insurance proceeds, awards or other amounts received in connection with condemnation of all or a portion of the property or any rents following an event of default and any security deposits not delivered to the lender.

In 1998, at the time the mortgage loan was made, F.D. Rich Company was a limited partner of the partnership. In April 2006, Presidential Matmor acquired the limited partnership interest in the partnership owned by F.D. Rich. In connection with the acquisition of that interest, the parties executed a release and indemnification agreement which provides, among other things, that the Company and Presidential Matmor agree to indemnify F.D. Rich against any liability under the guaranty.

The lender has not asserted any claims against the Company other than those asserted under the guarantees as referenced above and the Company believes that its maximum exposure in respect of the complaint would be the total loss of its investment in the partnership and to be held 100% responsible for all claims asserted under the guarantees. The Company believes the claims under the guarantees are without merit and does not believe there is any basis for any additional claims against the Company in respect of the partnership and the mortgage loan.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If any member of the Staff should have any questions regarding the Form 10-K or our response to the Comment Letter, please do not hesitate to contact Pamela Flaherty of Blank Rome LLP, our outside U.S. legal counsel, at 212.885.5174 (fax 917.332.3733).

Very truly yours,

PRESIDENTIAL REALTY CORP.

By:	/s/ Alexander Ludwig
Alexander Ludwig President